

October 28, 2010

Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
GNC Acquisition Holdings Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

> **Re:** **GNC Acquisition Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2010**
> **File No. 333-169618**
>
> **General Nutrition Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 333-114396**

Dear Mr. Stubenhofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

GNC Acquisition Holdings Inc.

Registration Statement on Form S-1

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We also may have further comments once items that are currently blank are completed.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement. We may have comments on the legal opinion and other exhibits once they are filed.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

Outside Front Cover Page of Prospectus

4. Please identify here and throughout the prospectus the specific national securities exchange on which you intend to apply to list your Class A common stock. We note that you reference the New York Stock Exchange on page II-1 under "Item 13. Other Expenses of Issuance and Distribution." See Items 501(b)(4) and 508(d) of Regulation S-K.

Inside Front Cover Page of Prospectus

5. Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

6. The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors. Please move the three paragraphs that appear on pages i and ii so that they appear later in the prospectus. Specifically, please move the paragraph regarding the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

7. You state in the second paragraph that investors should rely only on the information contained in the prospectus. If you intend to use any free writing prospectuses, then you should remove this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, such free writing prospectuses.

Prospectus Summary, page 1

Our Company, page 1

8. Please disclose in "Prospectus Summary" and throughout the prospectus your basis for assertions regarding your competitive position. For example, please discuss your basis for the assertions quoted below.

    - The assertion in the first paragraph, first sentence under "—Our Company" that you are "the leading global specialty retailer of health and wellness products…"; please also explain by what measure you are using the term "leading;"

- The assertion in the second paragraph, first sentence under "—Our Company" that you are "approximately twelve times larger than the next U.S. specialty retailer of nutritional supplements…;"

- The assertion in the first bullet point under "Business—Industry Overview" on page 68 that there is increasing appeal of nutritional supplements among the active, younger population. The statement that "awareness of supplement benefits is high" does not show how the appeal of nutritional supplements is increasing; and

- Your indication on page 42 that "many other retailers were posting negative same store sales…."

9. In portions of the registration statement, you make statements about the industry that are derived from third-party reports. Please give us supplemental support, with appropriate markings and page references in your response, for any third-party statistics and data that are contained throughout your registration statement.

Competitive Strengths, page 2

10. We note your reference to free cash flow growth in the last paragraph. Please include your definition of free cash flow or provide a clear description of how free cash flow is calculated.

Our Growth Strategy, page 3

Growing domestic square footage, page 4

11. Please disclose whether you commissioned the research conducted by The Buxton Company.

The Recapitalization, page 4

12. If you intend to rely on an exemption from registration under the Securities Act to conduct the Recapitalization, then please disclose the information required by Item 701 of Regulation S-K in "Item 15. Recent Sales of Unregistered Securities."

13. Please provide an integration analysis on how you intend for the Recapitalization, if conducted pursuant an exemption from registration under the Securities Act, to comply with Securities Act Section 5, with respect to the offering contemplated by the registration statement. For further guidance, please consider Question 139.25 in our Securities Act Compliance and Disclosure Interpretations.

14. Upon determining whether the Recapitalization will occur, and the specific terms of the Recapitalization, please revise the first paragraph in this subsection and the disclosure regarding the number of shares outstanding and assumptions under "—The Offering" to disclose such specific terms and how your board of directors determined the exchange ratio. If the Recapitalization does not occur as expected and shares of your Series A preferred stock will remain outstanding after the completion of the offering, then please discuss in "Description of Capital Stock—Preferred Stock" the rights associated with the Series A preferred stock and consider whether risk factor disclosure is appropriate, as applicable. See Item 202(a)(4) of Regulation S-K.

15. You state in the second paragraph, third sentence that the Sponsors will have the power to control your affairs and policies including with respect to the election of directors. Please also disclose in this subsection, or elsewhere in "Prospectus Summary," that OTPP and Ares each has the right to designate members to the board of directors under the amended and restated stockholders agreement and the percentage of shares of common stock to be held after the offering by stockholders who will be bound by such agreement, indicating that such shares must be voted for the individuals designated by OTPP and Ares. Please also disclose, if correct, that all of your current directors were, and upon completion of the offering, all of your directors will be, designated and elected pursuant to the amended and restated stockholders agreement.

16. Please disclose in this subsection, or elsewhere in "Prospectus Summary," that, prior to the completion of the offering, OTPP, as the sole holder of your Class B common stock, will convert a number of shares of the Class B common stock that it holds into a number of shares of your Class A common stock, indicating such numbers of shares when known. In this regard, your disclosure is unclear as to whether all of the Class B common stock will be converted, considering page 6 provides for disclosure of the number of Class B common stock outstanding after the offering; please clarify.

Risks Related to Our Business and Strategy, page 5

17. Please identify in this subsection your most significant risks, including any risks that pose challenges to your competitive strengths and your growth strategies.

The Offering, page 6

18. Please summarize in this section the material differences between the Class A common stock and the Class B common stock, including differences with respect to voting, dividends and conversion.

19. With respect to election or removal of directors, please clarify the following:

- Whether each share of Class B common stock carries more than one vote for such matters, and if so, the number of votes such share carries, or each share of Class B common stock carries only one vote for such matters but because OTPP, as the sole holder of the Class B common stock, has certain rights on such matters under the amended and restated stockholders agreement, a holder of Class B common stock would have certain voting rights that a holder of Class A common stock would not.

- The voting rights of Ares with respect to the election or removal of directors. Based on disclosure in the prospectus, Ares does not hold Class B common stock but has rights to appoint up to five members to the board of directors pursuant to the amended and restated stockholders agreement. Please clarify whether this right arises from Ares's ownership of Class A common stock or from the amended and restated stockholders agreement.

20. At the bottom of page 6, please clarify your assumption regarding the exchange of outstanding Series A preferred stock so that it is clear that such securities can also be exchanged for Class B common stock, as you indicate in your discussion of the Recapitalization.

Summary Consolidated Financial Data, page 8

21. Please revise to present the financial data in the same chronological order as your audited and unaudited financial statements. Similarly revise the chronological order of the information in selected consolidated financial data on page 38. Please refer to ASC 205-10-S99-9.

22. Please disclose the weighted average common shares outstanding used to compute as adjusted basic and diluted earnings per share in the table on page 9. Please also include a footnote to make the computations of as adjusted earnings per share transparent to investors. Refer to Article 11 of Regulation S-X.

Risk Factors, page 12

23. You state in the first paragraph, second sentence that there are "other risks and uncertainties that are not yet identified or that we currently think are immaterial." Your disclosure should describe all material risks. If risks are not deemed material, then you should not reference them. Accordingly, please delete the above-referenced phrase.

Risks Relating to an Investment in Our Stock, page 27

24. When discussing a matter for which both your Class A common stock and Class B common stock have the right, collectively, to vote on such matter, please disclose the percentage of shares of common stock, and not just your Class A common stock, held by the Sponsors. If both your Class A common stock and Class B common have the right to vote on a matter as separate classes, then please disclose the percentage of shares of both your Class A common stock and Class B common stock held by the Sponsors. For

example, the second and third risk factors in this subsection discuss the Sponsors' ownership only with respect to your Class A common stock.

Our dual-class capitalization structure and the conversion feature…, page 32

25. Please disclose the number of votes associated with each share of your Class A common stock and Class B common stock and any matters that may only be voted on by Class A holders. If each share of Class A common stock and each share of Class B common stock has one vote per share, then please explain why Class A holders would be diluted by Class B holder upon a conversion by Class B holders of the Class B common stock they hold into Class A common stock.

Dilution, page 37

26. Please show us how you computed the net tangible book deficit of your common stock at June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Business Overview, page 41

Revenues and Operating Performance from our Business Segments, page 41

27. Please discuss your basis for the following statements in the second paragraph of this section:

- your expectation that there will be increased franchise retail sales;

- your expectation that there will be increased product sales to your existing domestic and foreign franchisees; and

- your expectation that there will be an increase in the number of international franchised stores.

 If such expectations are based on known trends, then please discuss such expectations in light of such trends. We note that you cite "international franchise trends" in the second paragraph, third sentence. Please describe in greater detail such "international franchise trends." See Item 303(a)(3)(ii) of Regulation S-K.

28. You provide a list of trends and uncertainties on page 42. Please discuss each trend or uncertainty in the context of how such trend or uncertainty will materially impact your operating performance or how such trend or uncertainty would cause your reported financial information to not necessarily be indicative of future operating results. See Item

303(a) of Regulation S-K; Instruction 3 to Item 303(a) of Regulation S-K; Section III.B of Release No. 33-8350 (December 29, 2003); and Section III.B of Release No. 33-6835 (May 18, 1989).

Results of Operations, page 43

29. Please quantify in dollars the increase in domestic-owned same store sales and Canadian company-owned same store sales in local currency, the effect of the volatility of the U.S. dollar and the increase in sales attributable to new store openings and franchise store acquisitions. See Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960.

Liquidity and Capital Resources, page 53

30. We note your indication on page 54 that you are currently in compliance with your debt covenant reporting and compliance obligations under the revolving credit facility. Your risk factor on page 16 also indicates that you are required to maintain compliance with specified financial ratios, including maximum total leverage ratios. Please quantify the ratio(s) you are required to comply with and state whether you are in compliance with such ratio(s). See Section II.B. of Release 33-9144 (September 28, 2010).

31. Please quantify what your capital expenditures for the 2011 fiscal year are projected to be. Also, we note your disclosure that your capital expenditures "typically consist of certain periodic updates in [y]our company-owned stores and ongoing upgrades and improvements to your manufacturing facilities." You disclosure on page 72 indicates that you plan to grow your domestic square footage, which we presume will also add to your anticipated capital expenditures. Please revise your disclosure accordingly.

Contractual Obligations, page 58

32. Please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Quantitative and Qualitative Disclosures About Market Risk, page 59

33. Please reconcile your disclosure in the second paragraph that you have entered into interest rate swaps with the disclosure in the first paragraph, fourth sentence under "— Interest Rate Market Risk" on page 60 that you have not entered into any swap contracts.

Critical Accounting Estimates, page 60

34. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates when reasonably likely changes in assumptions, judgments and estimates would have a material effect on your financial condition or operating performance. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Report on Internal Control Over Financial Reporting, page 65

35. Please disclose, if correct, that your internal control over financial reporting includes the policies and procedures specified in Exchange Act Rule 13a-15(f)(1)-(3).

Business, page 66

Corporate History, page 66

36. Please include a structure chart showing the current ownership of GNC Parent LLC, General Nutrition Centers, Inc., GNC Corporation, General Nutrition Companies, Inc. and any other significant subsidiary. Please indicate in the structure chart which entities are holding companies and which entities are operating companies. For each operating company whose operations are material to your overall business, please briefly describe the type of operations carried on by such company and how such company's operations fit into to your overall business.

Products, page 75

37. Please briefly discuss your delivery arrangements for products sold through your website, including whether your distribution centers and fleet are involved in such delivery. See Item 101(c)(1)(i) of Regulation S-K.

Product Development, page 77

38. Please discuss your arrangements with the vendors that supply your third-party products, including whether any individual vendor supplies a material amount of such products.

Management, page 92

Directors and Executive Officers, page 92

39. Item 401(e)(1) of Regulation S-K requires disclosure of the business experience during the past five years of each director and executive officer, including each such person's principal occupations and employment during the past five years; the name and principal business of the organization in which such occupations and employment were carried on; and whether such organization is a parent, subsidiary or other affiliate of the registrant. Further, if an executive officer has been employed by you for less than five years, you should include a brief explanation as to the nature of the responsibility undertaken by such executive officer in prior positions to provide adequate disclosure of such executive officer's prior business experience. We note the examples below of instances where the biography of a director or executive officer does not fully comply with the foregoing requirements. Please revise accordingly.

- Please briefly explain Ms. Kaplan's responsibilities as a Managing Member for Axcel Partners, LLC from March 2005 to December 2007.

- Please disclose the principal business of Abercrombie & Fitch, and briefly explain Mr. Nuzzo's responsibilities for the various roles that he served in at such company from 2005 until his departure.

- Please disclose the principal business of Best Buy, Inc. and briefly explain Mr. Berg's responsibilities for the various capacities that he served in at such company from 2005 until his departure.

- Please disclose the principal business of McGuireWoods, LLP, and briefly explain Mr. Stubenhofer's responsibilities as a Partner for such organization from 2005 until his departure.

- Please disclose if Nutra Manufacturing, Inc. is your subsidiary or otherwise affiliated with you.

- Please discuss Mr. Hines's business experience since March 2007.

- Please include dates in the biography of Mr. Leemrijse to clearly disclose the business experience of Mr. Leemrijse for the past five years.

- Please disclose the principal businesses of Linens 'n Things, Inc.; Loblaw Companies Ltd.; Dick's Sporting Goods, Inc.; J.P. Morgan; EdgeStone Capital Partners; and GSK.

40. Please disclose the term of office for each executive officer. See Item 401(b) of Regulation S-K.

41. Please revise your disclosure to ensure that it discusses the specific experience, qualifications, attributes or skills that led to the conclusion that your directors should serve in such capacity. Currently, you refer readers to the business experience of each of your directors, however, you do not specifically state what about such experience led to such conclusion. See Item 401(e)(1) of Regulation S-K. For further guidance, please consider Question 116.05 in our Regulation S-K Compliance and Disclosure Interpretations.

Committees of the Board of Directors, page 96

Audit Committee, page 96

42. Please revise the reference to the definition of audit committee financial expert to state Item 407(d)(5)(ii) of Regulation S-K, instead of Item 401(h) of Regulation S-K, and confirm that the person designated as your audit committee financial expert will have the attributes set forth in such section.

43. Your state in the first paragraph, third sentence that the person designated as your audit committee financial expert will be independent, as independence is defined in Exchange Act Rule 10A-3(b)(i) or the applicable rule of the national securities exchange on which you intend to list your Class A common stock. Please reference only the applicable rule of such national securities exchange, as Rule 10A-3(b)(i) does not provide a definition of independence and our rules defer to the definition of independence provided by the applicable national securities exchange. See Item 407(d)(5)(i)(B) of Regulation S-K.

Executive Compensation, page 99

44. Please identify, by name and title, your Named Executive Officers in the introductory paragraph.

45. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Compensation Discussion and Analysis, page 99</u>

<u>How we Chose Amounts and/or Formulas for Each Element, page 101</u>

<u>Base Salary, page 101</u>

46. Please discuss why your Compensation Committee granted increases to the annual base salary of each Named Executive Officer. Please include in such discussion the specific achievements of each Named Executive Officer and the specific factors that your Compensation Committee considered in deciding to grant such increases.

<u>Annual Incentive Compensation, page 102</u>

47. Please disclose, for your 2009, 2008 and 2007 fiscal years, in this subsection, or in footnote 3 to the Summary Compensation Table, the following information:

- the actual percentage of budgeted EBITDA that you achieved and the actual amount of budgeted EBITDA that you set for each year; and

- whether such budgeted EBITDA was actually adjusted by your board of directors, including the non-recurring items that caused the adjustment.

48. Please clarify the disclosure in the third paragraph, third sentence on page 104 of "achieving 100%, or more, of the goal of meeting or exceeding 100% of budgeted EBITDA…"

<u>Stock Options, page 104</u>

49. Considering you state that you believe that equity-based awards are an important factor in aligning the long-term financial interest of your Named Executive Officers, please explain why you determined not to make any such grants in 2009.

<u>Summary Compensation Table, page 109</u>

50. We note that your table reflects that you exercised discretion in granting a discretionary bonus to at least two of your Named Executive Officers. In your Compensation Discussion and Analysis, please discuss this element of compensation and explain how you determine whether to utilize this form of compensation and the amount you pay. In this regard, we note your discussion of Mr. Fortunato's employment agreement, however, you have not discussed what consideration you will give to future bonuses nor have you discussed how you determined to pay a bonus to Mr. Stubenhofer. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 125

51. Please disclose the information required by Item 407(e)(4)(iii) of Regulation S-K with respect to all of your executive officers and not just your Named Executive Officers.

Principal and Selling Stockholders, page 126

52. Please disclose, by footnote or otherwise, the natural person(s) who control KL Holdings LLC and Ontario Teachers' Pension Plan Board. If any of the entities listed in the table on page 127 is a public entity, majority-owned subsidiary of a public entity or a registered investment company, then please disclose this information by way of footnote. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Certain Relationships and Related Transactions, page 129

Credit Facility, page 129

53. Please provide all of the information required by Item 404(a)(5) of Regulation S-K with respect to the portion of the Senior Credit Facility funded by the affiliates of Ares.

Lease Agreements, page 130

54. When disclosing the approximate dollar value of the lease agreements, please include the aggregate amount of all periodic payments due on or after the beginning of your last fiscal year. Please revise accordingly. See Instruction 3.a to Item 404(a) of Regulation S-K.

Product Development and Distribution Agreement, page 130

55. Please disclose the approximate dollar value of the Lifelong Agreement. See Item 404(a)(3) and Instruction 3.a to Item 404(a) of Regulation S-K.

Stock Purchase Agreement, page 131

56. Please reconcile the disclosure in this section that Mr. Ramanathan purchased shares of your Class A common stock in July 2008 with the disclosure under "Item 15. Recent Sales of Unregistered Securities" that he purchased such shares on June 24, 2008.

Director Independence, page 131

57. Please identify the four directors that were designated by OTPP and the four directors that were designated by Ares pursuant to the amended and restated stockholders agreement. See Item 401(a) of Regulation S-K.

Description of Capital Stock, page 132

Common Stock, page 132

58. Please disclose the number of holders of your Class A common stock and Class B
    common stock as of the latest practicable date instead of the latest financial statement
    date. See Item 201(b)(1) of Regulation S-K.

Other Matters, page 132

59. Only your counsel may conclude that shares of your common stock are fully paid and
    nonassessable. Please revise the third sentence to state, if correct, that your counsel has
    concluded that all outstanding shares of your common stock are fully paid and
    nonassessable.

Conversion Rights, page 132

60. Please reconcile the disclosure in this paragraph with the disclosure in the first sentence
    under "—Other Matters" that holders of your common stock have no conversion
    privileges.

Stockholders Agreement, page 136

61. You state in the sixth sentence that some or all of the provisions in the amended and
    restated stockholders agreement may be amended prior to the completion of the offering.
    Please note that if such amendment occurs before the registration statement is declared
    effective, you must file the amended version of the stockholders agreement and
    summarize its key provisions in the prospectus.

Shares Eligible for Future Sale, page 140

Rule 144, page 140

62. Please revise your description of Securities Act Rule 144 in the third paragraph, first
    sentence to clarify that the current, public information requirement does not apply to non-
    affiliates who have beneficially owned their restricted shares for at least 12 months.

Underwriting, page 145

63. Please disclose all material relationships between you and each underwriter. For
    example, we note that each underwriter was an initial purchaser of the Senior Notes and
    the Senior Subordinated Notes; each underwriter, or an affiliate, is a party to the Senior

Credit Facility; and an affiliate of J.P. Morgan Securities LLC is a party to the Guarantee and Collateral Agreement dated March 16, 2007. See Item 508(a) of Regulation S-K.

Financial Statements

64. Please insert a solid black line between the consolidated statements of operations, stockholders' equity and cash flows of the predecessor and successor. Please also insert a solid black line between predecessor and successor financial information in the tabular disclosures throughout the document.

Consolidated Statements of Cash Flows, page F-8

65. Please show us how to reconcile the increase or decrease in provisions for inventory losses and for losses on accounts receivable to the amounts disclosed in Schedule II on page II-7 for each period presented.

Note 1. Nature of Business, page F-9

Merger of the Company, page F-10

66. Please tell us how you accounted for additional consideration paid to former shareholders and option holders in lieu of income tax payments made for utilizing net operating losses created as a result of the merger and the basis in GAAP for your accounting treatment.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-11,

Inventories, page F-12

67. Please disclose whether cost determined using your standards approximate actual costs determined on the first-in first-out, average or last-in first-out cost basis. Please refer to ASC 330-10-30-12. Please also disclose the nature of cost elements included in inventory. Please refer to ASC 210-10-S99-1.

Earnings Per Share, page F-18

68. We note from your disclosure on page F-53 that class B common stock is entitled to receive a special dividend payment. As such, please tell us whether you apply the two-class method in computing basic earnings per share. Please also tell us why you do not present basic and diluted earnings per share data for each class of common stock. Please refer to ASC 260-20-45-59A through ASC 260-20-45-70.

Note 4. Inventories, Net, page F-23

69. Please tell us the cost and carrying value of work-in-process inventories and why you combine work-in-process with bulk product and raw material inventories in your disclosure. Please refer to ASC 210-10-S99-1.

70. Please tell us why you utilize a contra-asset account to capture and report inventory reserves when a reduction in the carrying amount of an inventory item from cost to market value represents a new cost basis for that item. Please refer to ASC 330-10-35-14.

Note 5. Income Taxes, page F-24

71. Please disclose the amount of the unrecognized deferred tax liability for undistributed earnings of international subsidiaries or that determination of the liability is not practicable. Refer to ASC 740-30-50-2.

Note 8. Property, Plant and Equipment, page F-30

72. Please tell us why the equity, net income and comprehensive income of the limited partnership attributable to the non-controlling interest are not separately reported in accordance with ASC 810-10-45. Please also tell us the amounts attributable to the non-controlling interest and how the amounts are classified in the financial statements.

Note 12. Long-Term Debt, page F-34

73. We note that your debt agreements contain limitations on your ability and the ability of your subsidiaries to pay dividends or make other payments on capital stock. Please disclose the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10-S99-1(e)(1). In addition, please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10-S99-1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a).

Note 17. Stockholders' Equity, page F-44

Preferred Stock, page F-44

74. Please disclose the circumstances in which you may redeem the series A preferred stock. Please also disclose the aggregate or per share amounts at which the preferred stock may be redeemed. Please refer to ASC 505-10-50-3 and ASC 505-10-50-5.

Common Stock, page F-45

75. We note your disclosure on page 132 that class B stock is convertible into class A stock. Please disclose the conversion rights of class B stock in accordance with ASC 210-10-S99-1.

Note 18. Stock-Based Compensation Plans, page F-45

Stock Options, page 45

76. Please disclose the fair value of the class A common stock used in your Black-Scholes valuation for each period presented and the method and key assumptions used to estimate fair value.

Predecessor, page F-47

77. Please tell us how you accounted for the cancellation of the options and the basis in GAAP for your accounting treatment.

Note 24. Related Party Transactions, page F-53

Special Dividend, page F-53

78. Please tell us how you recorded special dividends declared and paid to OTPP as the holder of your class B common stock and the basis in GAAP for your accounting treatment.

Item 13. Other Expenses and Issuance and Distribution, page II-1

79. Please disclose the portion of the offering expenses that will be borne by the selling stockholders. See Item 511 of Regulation S-K.

80. Please change the reference to the National Association of Securities Dealers, Inc. in the second sentence to the Financial Industry Regulatory Authority, Inc.

Item 16. Exhibits and Financial Statement Schedules, page II-3

Item 16(A). Exhibits, page II-3

81. Instead of stating that Exhibits 4.3, 4.5 and 10.27 are incorporated into the registration statement by reference, please state, if correct, that Exhibits 4.3, 4.5 and 10.27 are included in, or as part of, the documents incorporated into the registration statement as Exhibits 4.2, 4.4 and 10.26.

Exhibit 10.25

82. The document incorporated into the registration statement as Exhibit 10.25 does not contain the annexes, schedules and exhibits to the Credit Agreement dated March 16, 2007. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please file the complete agreement, including the annexes, schedules and exhibits.

Item 16(b). Financial Statement Schedule, page II-7

Schedule II – Valuation and Qualifying Accounts, page II-7

83. Please tell us the items included in deductions to inventory reserves, and confirm to us that the reserves are relieved through income only through sale or disposition of the items and not based on market value recovery prior to sale or disposition. In addition, please describe the nature of deductions to the allowance for doubtful accounts, inventory reserves and valuation allowances. Refer to ASC 205-10-S99-6(c).

Item 17. Undertakings, page II-8

84. Please include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

Signatures, page II-9

85. Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

General Nutrition Centers, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

86. Please address the comments above in future filings to the extent applicable.

Report of Independent Registered Public Accounting Firm, page 69

87. We note that the report includes an opinion with respect to financial position rather than the results of operations and cash flows. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Philippa M. Bond
        Proskauer Rose LLP